

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4546

July 18, 2017

<u>VIA E-mail</u>
Mr. Thomas A. McCarthy
Chief Financial Officer and Executive Vice President
Cigna Corporation
900 Cottage Grove Road
Bloomfield, Connecticut 06002

> **Re: Cigna Corporation
> Form 10-K for the Fiscal Year Ended December 31, 2016
> Filed February 23, 2017
> File No. 001-08323**

Dear Mr. McCarthy:

        We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                        Sincerely,

                        /s/ Sharon M. Blume

                        Sharon M. Blume
                        Accounting Branch Chief
                        Office of Healthcare and Insurance